UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Mersana Therapeutics, Inc.

(Name of Subject Company (issuer))

Emerald Merger Sub, Inc.

(Offeror)

a direct wholly owned subsidiary of

Day One Biopharmaceuticals, Inc.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

59045L 106

(CUSIP Number of Class of Securities)

Adam Dubow
General Counsel
Day One Biopharmaceuticals, Inc.
1800 Sierra Point Parkway, Suite 200
Brisbane, California 94005
Telephone: (650) 484-0899

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert A. Freedman
David Michaels
Julia Forbess
Fenwick & West LLP
401 Union Street, Floor 5

Seattle, WA 98101

Telephone: (206) 389-4510

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) amends and supplements the Tender Offer Statement originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2025 by Day One Biopharmaceuticals, Inc., a Delaware corporation (“Day One”), and Emerald Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Day One (the “Purchaser”). This Amendment No. 1 and the Schedule TO relate to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Mersana Therapeutics, Inc., a Delaware corporation (“Mersana”), which constitute all of the issued and outstanding shares of capital stock of Mersana, at a purchase price of (i) $25.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (each a “CVR”) per Share, representing the right to receive certain contingent payments of up to an aggregate amount of $30.25 per CVR in cash, without interest, less any applicable tax withholding, upon the achievement of certain specified milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement, to be entered into with Computershare Inc., a Delaware corporation, and Computershare Trust Company, N.A., a federally chartered trust company, together as the rights agent, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated and filed with the SEC on December 5, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used, but not otherwise defined herein shall have the respective meanings ascribed to them in the Offer to Purchase. The information set forth in the Schedule TO remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in “Section 16-Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by deleting the second and third paragraphs under the section entitled “- Antitrust Compliance” on page 59 in their entirety and replacing them in their entirety with the following paragraph:

“Pursuant to the Merger Agreement, on November 25, 2025, each of Day One and Mersana filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The 30-day waiting period under the HSR Act expired on December 26, 2025 at 11:59 p.m., Eastern Time. Accordingly, the HSR Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase. See “Section 15-Conditions of the Offer” for the remaining conditions to the Offer, including conditions with respect to certain governmental actions and “Section 11-The Merger Agreement; Other Agreements - The Merger Agreement - Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.”

The information set forth in “Section 16-Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby further amended by adding the following paragraphs at the end of the section:

“Legal Proceedings

On December 9, 2025, Kyle Morris, a purported stockholder of Mersana, filed a complaint against Mersana, the Mersana Board and certain officers of Mersana in the Supreme Court of the State of New York, County of New York, captioned Kyle Morris v. Mersana Therapeutics, Inc., et al., Index No. 656345/2025 (the “Morris Complaint”). On December 11, 2025, Tyler Grant, a purported stockholder of Mersana, filed a complaint against the same defendants as the Morris Complaint, also in the Supreme Court of the State of New York, County of New York, captioned Tyler Grant v. Mersana Therapeutics, Inc., et al., Index No. 656403/2025 (the “Grant Complaint” and together with the Morris Complaint, the “Complaints”).

The Complaints assert claims for negligence and negligent misrepresentation and concealment in violation of New York common law, in connection with the Schedule 14D-9. The Complaints seek, among other relief, (i) an injunction enjoining the consummation of the Transactions, (ii) recission of the Transactions or an award of actual and punitive damages, if the Transactions are consummated, and (iii) an award of plaintiffs’ fees and expenses, including reasonable attorneys’ and experts’ fees and expenses.

Mersana also received (a) two demand letters on December 10, 2025, sent on behalf of Sandy Heng (the “Heng Demand”) and Marc Waterman (the “Waterman Demand”), respectively, and each a purported stockholder of Mersana; (b) three demand letters on December 12, 2025, sent on behalf of Ted Adams (the “Adams Demand”), Herbert Bohanon (the “Bohanon Demand”) and Alden Sulger (the “Sulger Demand”), respectively, and each a purported stockholder of Mersana; (c) two demand letters on December 15, 2025, sent on behalf of Ed Johnson (the “Johnson Demand”) and Thomas Richardson (the “Richardson Demand”), respectively, and each a purported stockholder of Mersana; (d) one demand letter on December 16, 2025, sent on behalf of Victoria Shaev (the “Shaev Demand”), a purported stockholder of Mersana; (e) two demand letters on December 17, 2025, sent on behalf of Ryan O’Dell (the “O’Dell Demand”) and Alfred Yarkony (the “Yarkony Demand”), respectively, and each a purported stockholder of Mersana; (f) two demand letters on December 18, 2025, sent on behalf of Stephen Bushansky (the “Bushansky Demand”) and James Masri (the “Masri Demand”), respectively, and each a purported stockholder of Mersana; (g) one demand letter on December 19, 2025, sent on behalf of Miriam Nathan, a purported stockholder of Mersana (the “Nathan Demand”); and (h) two demand letters on December 22, 2025, sent on behalf of Max Green (the “Green Demand”) and Ciprian Laza (the “Laza Demand”), respectively, and each a purported stockholder of Mersana. The Heng Demand, the Waterman Demand, the Adams Demand, the Bohanon Demand, the Sulger Demand, the Johnson Demand, the Richardson Demand, the Shaev Demand, the O’Dell Demand, the Yarkony Demand, the Bushansky Demand, the Masri Demand, the Nathan Demand, the Green Demand and the Laza Demand shall be referred to herein collectively as, the “Demands”). The Demands allege that the Schedule 14D-9 contains material misrepresentations and omissions and demands that Mersana promptly provide stockholders with additional disclosure.

The outcome of the matters described above cannot be predicted with certainty. However, Mersana believes that the allegations in the Complaints and the Demands are without merit. Mersana may receive additional shareholder demands or additional complaints may be filed against Mersana, the Mersana Board, Mersana’s officers, Day One and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional shareholder demands are received or complaints are filed, absent new or different allegations that are material, Mersana, Day One and/or Purchaser will not necessarily announce such additional demands or complaints.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 29, 2025

EMERALD MERGER SUB, INC.

/s/ Charles N. York II
Name: Charles N. York II, M.B.A.
Title: Chief Executive Officer and President

DAY ONE BIOPHARMACEUTICALS, INC.

/s/ Jeremy Bender
Name: Jeremy Bender, Ph.D., M.B.A.
Title: Chief Executive Officer and President

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